As filed with the Securities and Exchange Commission on August 14, 2014

Investment Company Act File No. 811-22611

Securities and Exchange Commission
Washington, D.C. 20549
____________________

SCHEDULE TO
Issuer Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
(Amendment No. 1)

NT EQUITY LONG/SHORT STRATEGIES FUND
(Name of Issuer)

NT EQUITY LONG/SHORT STRATEGIES FUND
(Name of Person Filing Statement)

Common Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Craig Carberry
NT Equity Long/Short Strategies Fund
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
$10,000,000.00*	$1,288.00**

*	Calculated at the aggregate maximum purchase price to be paid for common units of beneficial interest in the offer.

**	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $644.00	Filing Party: NT EQUITY LONG/SHORT STRATEGIES FUND
	Form or Registration No.: SC-TO-I	Date Filed: July 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2014 by NT Equity Long/Short Strategies Fund (the “Fund”), a non-diversified closed-end management investment company organized as a Delaware statutory trust.  This Amendment relates to the Fund’s offer to purchase (the “Offer”) Common Units upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated July 17, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (together, the “Original Offer”).  The information in the Original Offer is incorporated herein by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Original Offer is hereby amended to increase the amount of Common Units the Fund is offering to purchase.  As amended, the Fund is offering to purchase up to a number of Common Units having an NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $10,000,000.00.

The Original Offer is hereby amended to remain open until 5:00 p.m., Central Time, on August 28, 2014, unless further extended.

The Fund has provided to Unitholders a notice of the amendment of the terms of the Offer (the “Notice of Amendment”), which is attached hereto as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 1.    Summary Term Sheet

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On August 14, 2014, the Fund amended the terms of the Offer to increase the amount of Common Units the Fund is offering to purchase.  As amended, the Fund is offering to purchase up to a number of Common Units having an NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $10,000,000.00.

The Offer was scheduled to expire at 5:00 p.m., Central Time, on August 15, 2014.  The Expiration Date is extended until 5:00 p.m., Central Time, on August 28, 2014, unless further amended.  As of August 13, 2014, a number of Common Units having an NAV of approximately $5,815,018 had tendered into the Offer.

Reference is made to the Notice of Amendment that is attached as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 4.    Terms of the Transaction

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On August 14, 2014, the Fund amended the terms of the Offer to increase the amount of Common Units the Fund is offering to purchase.  As amended, the Fund is offering to purchase up to a number of Common Units having an NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $10,000,000.00.

The Offer was scheduled to expire at 5:00 p.m., Central Time, on August 15, 2014.  The Expiration Date is extended until 5:00 p.m., Central Time, on August 28, 2014, unless further amended.  As of August 13, 2014, a number of Common Units having an NAV of approximately $5,815,018 had tendered into the Offer.

Reference is made to the Notice of Amendment that is attached as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 12.    Exhibits

Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit No.	Document
(a)(1)(vi)	Notice of Amendment of Terms of Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NT EQUITY LONG/SHORT STRATEGIES FUND

By:	/s/ Craig R Carberry
Craig R Carberry
Secretary

August 14, 2014

Exhibit Index

Exhibit No.	Document
(a)(1)(vi)	Notice of Amendment of Terms of Offer

Exhibit (a)(1)(vi)

NT EQUITY LONG/SHORT STRATEGIES FUND
50 South La Salle Street
Chicago, Illinois, 60603

August 14, 2014

[UNITHOLDER NAME/ADDRESS]

Dear [UNITHOLDER]:

We are writing to inform you that NT Equity Long/Short Strategies Fund (the “Fund”) has amended certain terms of the tender offer to repurchase common interests (“Common Units”) in the Fund that commenced on July 17, 2014 (the “Tender Offer”) pursuant to the Offer to Purchase, dated July 17, 2014 (the “Offer Document”).

The Fund has increased the amount of Common Units it is offering to repurchase in the Tender Offer.  As amended, the Fund will, on the terms and subject to the conditions of the Tender Offer, repurchase up to a number of Common Units having an aggregate NAV, as of the last calculation of NAV preceding the expiration of the Tender Offer, of $10,000,000.00 that are properly tendered by Unitholders and not withdrawn (in accordance with the terms set forth in the Offer Document) prior to the Expiration Date.  The Fund has also extended the Tender Offer period, which will end at 5:00 p.m., Central Time, on August 28, 2014.  All other terms and conditions of the Tender Offer, as set forth in the Offer Document, remain unchanged.

If you do not wish to sell your Common Units during this Tender Offer period, simply disregard this notice.  No action is required if you do not wish to sell any portion of your Common Units at this time.

To understand the Tender Offer fully, and for a more complete discussion of the terms and conditions of the Tender Offer, we encourage you to read carefully the entire Offer Document and the related Letter of Transmittal.  Capitalized terms used but not defined herein have the meaning set forth in the Offer Document.  If you have any questions, please refer to the attached Offer Document, which contains additional important information about the Tender Offer, or call (800) 388-5610.

Sincerely,

Robert DiCarlo